Exhibit 99.72

American Lithium Strengthens Board of Directors and Senior Management

VANCOUVER, BRITISH COLUMBIA, July 5, 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce the appointment of Ms. Claudia Tornquist to the Board of Directors and Ted O’Connor as Executive Vice President of the Company.

“We are very excited with the addition of Claudia to the Board as our new Audit Chair and with Ted’s new role as a key member of our Executive Team” stated Andy Bowering, Chairman of the Board. Claudia has a strong reputation in the mining world and has served in a number of high-profile roles both on the junior side and senior side of the sector and her knowledge and understanding of the financial aspects of mining make her a strong choice as Audit Chair.

Ted has demonstrated his technical and management strengths in the year since we acquired Plateau Energy and his knowledge of both lithium and uranium geology in general and our Projects specifically make him a great fit in our Executive Team. While I welcome him in his new role, I would also thank him for his efforts as a director and our previous Audit Chair”.

Ms. Tornquist, benefiting from many years of experience in the mining industry, serves currently as President, CEO, and director of Kodiak Copper Corp. Previously, she served as Executive Vice President of Business Development at Sandstorm Gold, a gold streaming and royalty company.  Additionally, she worked for nine years at Rio Tinto, as general manager in strategy, business evaluation, M&A and business development. In her various senior management roles at the world’s second largest mining multinational, she developed considerable expertise in assessing and evaluating the financial merits of large-scale mineral development projects across a variety of commodities including lithium.

Ms. Tornquist is also a director of Silver One Resources and is a former director of Kennady Diamonds, which was acquired by Mountain Province. Additionally, she has worked as a consultant to Western Potash, which was acquired by China National Offshore Oil Corp. Ms. Tornquist holds a Master’s degree in engineering and Master’s degree in business administration.

Mr. O’Connor will be transitioning from his current role as a Company director and chair of the audit committee to a more hands-on role as Executive Vice President of Exploration and Development.

Mr. O’Connor is a professional geoscientist with over 30 years of experience in the exploration industry. Previously, he served as CEO and a director of Plateau Energy Metals, which was acquired by American Lithium last year. Between 2014 and 2021, he played a key role in Plateau’s development of the Macusani uranium district and the discovery of the Falchani Lithium deposit in southeast Peru. His expertise in developing uranium deposits draws from nearly two decades as a senior geologist, global manager of exploration alliances, and ultimately as a director of corporate development for Cameco, one of the world’s largest uranium miners. Mr. O’Connor is a professional geologist with a Master’s degree in Geosciences.

Options and RSU grants

In connection with the above appointment of Claudia Tornquist and the appointment of two key consultants, the Company also announces that it has granted an aggregate of 250,000 incentive stock options (the “Options”) and 225,000 restricted share units (the “RSUs”) in accordance with the Company’s incentive plan (the “Incentive Plan”), and as compensation for ongoing services rendered to the Company. The Options vest over a period of 12 months and are exercisable at a price of $1.91 until July 4, 2027. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs vest on July 4, 2024, subject to earlier vesting in the event of a change of control and subject to the polices of the TSX Venture Exchange.

While the Incentive Plan has been adopted by the board of directors of the Company, it remains subject to ratification by shareholders of the Company and approval of the TSX Venture Exchange. Shareholder ratification for the Incentive Plan, along with any RSUs granted to rate, will be sought at the upcoming annual general meeting of shareholders. In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain disinterested shareholder approval for the implementation of the Incentive Plan, as well as any grants completed under the Incentive Plan prior to such approval being obtained. Any shareholders who are entitled to receive RSUs in accordance with the Incentive Plan will be excluded from voting on any resolution to ratify the implantation of the Incentive Plan. No RSUs will vest, and no common shares of the Company will be issued in connection with any outstanding RSUs, until such time as the Incentive Plan has received approval of disinterested shareholders and the TSX Venture Exchange. In the event such approvals are not received prior to December 31, 2022, all RSUs will be automatically cancelled without any further right or entitlement.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.